Monterey Capital Acquisition Corporation

419 Webster Street

Monterey, CA 93940

March 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Lewis Isaac Esquivel Ronald E. Alper Pam Howell

Re:	Monterey Capital Acquisition Corporation Registration Statement on Form S-4 Filed February 12, 2024 File No. 333-276182

Ladies and Gentlemen:

This letter sets forth the response of Monterey Capital Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 28, 2024, with respect to the above reference Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 filed February 12, 2024

Cover Page

1.	We partially reissue prior comment 1. Please revise the registration statement fee table to reflect the additional amount that may be issued to the extent MCAC’s transaction expenses exceed $8,000,000 and clearly disclose on the cover page the maximum additional amount.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on the cover page of the Amended Registration Statement. As described in the updated disclosure on the cover page of the Amended Registration Statement, the Merger Agreement does not limit or otherwise provide for a maximum number of additional shares that may be issued as a result of the adjustment that would occur if the Company's transaction expenses exceed $8,000,000. However, the Company does not presently expect its transaction expenses to exceed $8,000,000 and, in the event its transaction expenses do exceed $8,000,000, the Company intends to register the resulting additional shares by filing a registration statement pursuant to Rule 462(b) under the Securities Act or a post-effective amendment to the Registration Statement.

What voting power will current MCAC stockholders ....?, page 8

2.	We partially reissue prior comment 4. Please revise the table on page 8 to reflect interim levels of redemptions. Please also revise to reflect the common stock to be issued upon completion of the business combination by the rights holders. In addition, please revise to disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Such information may be included in a separate table.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 8 through 12 of the Amended Registration Statement.

3.	We reissue prior comment 6. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 8 through 12 of the Amended Registration Statement.

4.	We partially reissue prior comment 8. Please include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In addition, please clearly disclose the deferred underwriting fee. Please remove from the Class A common stock not redeemed the shares to be issued relating to the rights and the shares to be issued to Meteora. Lastly, the Total Sponsor Ownership Percentage in the table on page 9 does not appear consistent with the table on page 8 as it relates to no or minimal redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 9 and 12 of the Amended Registration Statement.

5.	We reissue prior comment 10. Revise your disclosure to show the potential impact of redemptions on the per share value post business combination of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 10 through 12 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 18

6.	We partially reissue prior comment 14. Please revise the summary disclosure concerning ConnectM to highlight the net losses, negative cash flow from operations, and going concern.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on pages 31, 32, 50 and 182 of the Amended Registration Statement.

Treatment of ConnectM Securities, page 19

7.	Please explain the statement on page 19 that "MCAC stockholders who decide not to redeem prior to the completion of the Business Combination will receive shares of New ConnectM common stock."

Response: The Company respectfully acknowledges the Staff’s comment and removed the aforementioned disclosure in the Amended Registration Statement.

Amended and Restated Registration Rights Agreement, page 22

8.	We partially reissue prior comment 15. Highlight that certain investors may have an incentive to sell even if the trading price at that time is below the IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 24 and 105 of the Amended Registration Statement.

Forward Purchase Agreement, page 22

9.	We note your response to comment 16, including the belief that Meteora still owns the MCAC units and founders shares purchased in connection with the IPO. Please advise why Meteora is not included in the security ownership table and discuss how the current ownership of Meteora and the 9.9% limitation on Meteora’s ownership impacts the ability of Meteora to purchase shares in the market pursuant to this agreement. Revise this section to discuss the risks that this agreement may pose to the company and other stockholders. For example, discuss how the purchases would impact the cash you have available for other purposes and to execute your business strategy. Clearly disclose the maximum total amount the company could be required to pay to Meteora under the Forward Purchase Agreement as compared to the total amount that Meteora could spend acquiring such shares. Please also clearly disclose, if true, here and elsewhere when discussing the forward purchase that the impact of this agreement could result in less cash available to the company that if such shares had been redeemed.

Response: Based on a direct inquiry to Meteora, Meteora no longer owns the units sold in the Company’s IPO but continues to hold the Founder Shares. The Company has updated its disclosure on pages 26 and 104 of the Amended Registration Statement.

Because Meteora holds less than 5% of the Company’s outstanding shares of common stock, its holdings have not been included in the Company’s beneficial ownership table. Meteora’s beneficial ownership of the Founder Shares will reduce the amount of shares of Class A common stock that Meteora is able to purchase pursuant to the Forward Purchase Agreement due to the 9.9% ownership limitation.

We had previously added a disclosure discussing the risks that the Forward Purchase Agreement poses to the Company and the stockholders on page 45 of the Amended Registration Statement, which we have further revised in response to the Staff’s comment. We have added disclosure of the maximum approximate total amount that the Company could be required to pay to Meteora under the Forward Purchase Agreement under the various Forward Purchase scenarios presented as compared to the total amount that Meteora could spend to acquire such shares. We have further disclosed on page 26 of the Amended Registration Statement that any purchases of shares by Meteora pursuant to the Forward Purchase Agreement could result in less cash available to the Combined Company than if such shares had been redeemed by the Company.

Interests of Certain Persons in the Business Combination, page 26

10.	We partially reissue prior comment 17. Please quantify the aggregate dollar amount that the sponsor and its affiliates have at risk that depends on completion of a business combination. Please also separately quantify the working capital loans, out of pocket expenses and advances. Also, clearly disclose any compensation arrangements or agreements with the three individuals who will remain directors post business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 29 and 125 of the Amended Registration Statement. There are no compensation arrangement or agreements with the three individuals who will remain directors post business combination.

Risk Factors, page 35

11.	We note the disclosure in the risk factor on page 42 regarding the excise tax that "the proceeds deposited in the Trust Account and the interest earned thereon will not be used to pay for any Excise Tax due under the IRA in connection with any redemptions of the public shares prior to or in connection with the Business Combination." Based upon the trust agreement, it is unclear how you determined the interest would not be used to pay for any excise tax due. In addition, upon consummation of the business combination, such funds would be released from trust and may then be used to pay such taxes. Please revise. Also, clearly disclose the contexts in which proceeds from the trust account could be used to pay any excise tax, such as a court order or bankruptcy proceeding. Lastly, please add disclosure regarding the recent redemptions in connection with the extension and whether the excise tax would apply to those redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 44 and 45 of the Amended Registration Statement.

The Business Combination Proposal

Background of the Business Combination, page 102

12.	We note that your response to prior comment 22. Please clarify whether the companies listed at the bottom of page 104 and top of 105 comprised EF Hutton’s comparable company analysis.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 108 of the Amended Registration Statement to clarify how and when EF Hutton’s comparable company analysis was presented to tee Company.

Summary of ConnectM Financial Analysis, page 108

13.	Please provide all material projections used by the board in its evaluation of the transaction, not just a summary of the projections. Also, as previously requested in prior comment 26, please disclose the material estimates and specific assumptions that supported the projections.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that all material projections used by the board in its evaluation of the transaction were included in the Registration Statement and are included in the Amended Registration Statement. The Company has further updated its disclosure on pages 121 and 122 of the Amended Registration Statement to include the material estimates and specific assumptions that supported the projections.

Material U.S. Federal Income Tax Consequences, page 138

14.	We partially reissue prior comment 34. We note the disclosure on page 144 that both MCAC and ConnectM expect the business combination to qualify as a reorganization under Section 368(a). It appears that the tax consequences are material to an investor. Therefore, please file a tax opinion as an exhibit to the registration statement. For guidance see Staff Legal Bulletin No. 19 Section III.A.2.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the referenced tax opinion of counsel as Exhibit 8.1 of the Amended Registration Statement.

High Yield Notes, page 175

15.	Please revise the maturity date for these notes, as they are the same date as the issuance.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 179 and 180 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 217

16.	We reissue prior comment 42. Please disclose the sponsor and its affiliates’ total ownership interest in the combined company, including all securities that could be exercisable or convertible within 60 days of completion of the business combination. This would include the placement warrants.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 218 through 221 of the Amended Registration Statement.

*****

Sincerely,

MONTEREY CAPITAL ACQUISITION CORP

/s/ Bala Padmakumar
Name: Bala Padmakumar
Title: Chief Executive Officer